EXHIBIT 99.6

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Goldcorp Inc. (the “Company”) on Form 40-F for the period ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ian Telfer, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ian Telfer
Ian Telfer
President and Chief Executive Officer March 29, 2005

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Goldcorp Inc. (the “Company”) on Form 40-F for the period ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Barnes, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter Barnes
Peter Barnes
Executive Vice President and Chief Financial Officer March 29, 2005